UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: **October 1, 2005**
(Date of Earliest Event Reported)



INTEGRATED ALARM SERVICES GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-50343	42-1578199
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

One Capital Center, 99 Pine Street 3rdFloor, Albany, NY 12207
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:**(518) 426-1515**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.01 COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS.

On October 1, 2005, we acquired the operating assets of Financial Security Services Inc. (FSS) of Dallas, Texas. FSS provides financing, billing and collection and alarm monitoring services to small and medium sized alarm dealers across the country.

The principal FSS assets acquired are: Securion Central Control Inc., and its central station operation in South St. Paul, Minnesota; a wholesale monitoring portfolio of business and account billing activities generating approximately $220,000 of recurring monthly revenue (RMR); a portfolio of loans and dealer financings with a par value of $17 million; an owned portfolio of security alarm contracts totaling $11,000 of RMR. The effective yield on the loan and dealer financing portfolio is approximately 13.3 percent and the approximate life of the portfolio is 36 months.

The purchase price of the FSS assets was $23 million cash.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

  (a) None

  (b) None

  (c) Exhibits

The following document is included as an exhibit to this Form 8-K. Any exhibit below incorporated by reference herein is indicated as such by the information supplied in the parenthetical thereafter. If no parenthetical appears after an exhibit, such exhibit is filed or furnished herewith.

EXHIBIT	DESCRIPTION
99.1	Press Release dated October 3, 2005
99.2	Asset Purchase Agreement by and between Financial Security Services Inc. and Integrated Alarm Services Group, Inc. dated October 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTEGRATED ALARM SERVICES GROUP, INC.

By: /s/ Timothy M. McGinn
Timothy M. McGinn
Chairman and Chief Executive Officer

Dated: October 6, 2005